FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2004

CF CABLE TV INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F |_|        Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|        No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

CF CABLE TV INC. Filed in this Form 6-K Documents index

1.	Unaudited Consolidated Financial Statements of CF Cable TV Inc. for the quarter ended March 31, 2004; and Report to bondholders (Management Discussion and Analysis for the quarter ended March 31, 2004).

Unaudited financial information

Form 6-K*

for the quarter ended

March 31, 2004

*	This document has not been filed with the U.S. Securities and Exchange Commission (SEC) but has been delivered to the SEC for informational purposes only.

May 25, 2004

CF CABLE TV INC.

Interim Consolidated Financial Statements (Unaudited) Three-month periods ended March 31, 2003 and 2004

Financial Statements

Highlights	2

Message to Bondholders	3-6

Interim Consolidated Statements of Operations	7

Interim Consolidated Statements of Retained Earnings (Deficit)	8

Interim Consolidated Balance Sheets	9

Interim Consolidated Statements of Cash Flows	10

Notes to Interim Consolidated Financial Statements	11
-1-

Highlights Three-month periods ended March 31

FINANCIAL HIGHLIGHTS

(in thousands of Canadian dollars)	2003	2004	Change
	(Restated)

Revenues	$38,997	$39,616	1.6%
Operating income	$11,907	$12,899	8.3%
Depreciation and amortisation	$3,485	$3,853	10.6%
Net income	$12,483	$5,006	-59.9%
Cash flows from operating activities	$1,833	$73,710	3921.3%
Capital expenditures(1)	$2,466	$4,247	72.2%

OPERATIONAL HIGHLIGHTS

Subscribers	2003	2004

Home passed (2)	654,133	661,399	1.1%

Cable subscribers

Basic Cable Subscribers (3)	422,020	417,128	-1.2%
% Penetration (4)	64.5%	63.1%
Basic Cable, Net additions (losses)	(2,659)	(687)	-74.2%

Digital Cable Subscribers	40,257	64,138	59.3%
% Penetration (5)	9.5%	15.4%
Digital Cable, Net additions	2,914	9,257	217.7%

Internet Access Subscribers of an Affiliated Company

Cable Modem	86,449	114,498	32.4%
% Cable Modem penetration (6)	13.2%	17.3%
Cable Modem, Net additions	641	7,439	1060.5%

(1)	Capital expendidures is comprised of acquisition of fixed assets

(2)	Homes passed are number of living units, such as residential homes, apartments and condominium units, passed by the cable television distribution network in a given cable system service area to which we offer the named service.

(3)	Basic subscribers are subscribers who received basic cable service, including analogue and digital subscribers.

(4)	Represents subscribers as a percentage of homes passed.

(5)	Represents digital subscribers as a percentage of basic subscribers.

(6)	Represents cable modem Internet as a percentage of homes passed.

-2-

CF CABLE TV INC.

MESSAGE TO BONDHOLDERS

General

Our consolidated financial statements have been prepared in accordance with Canadian GAAP, which in certain aspects differ from U.S. GAAP.

We are a wholly owned subsidiary of Vidéotron Ltée, the largest operator of cable systems in the Province of Québec and the third largest in Canada. Vidéotron serves the majority of its customers through a contiguous and highly clustered network which covers approximately 80 % of Québec’s 3.0 million homes passed by cable. The network modernization program was substantially completed in 2001, which has provided us, and the parent company, with one of the largest bi-directional hybrid fiber coaxial (HFC) networks in North America. Vidéotron offers customers bundled packages of products and services including analogue and digital cable television, high-speed Internet access, pay television, selected interactive television services and video-on-demand.

Our primary sources of revenue are subscriptions from our customers for cable television and Internet access royalties from a related company. Our business is mostly subscription based, which provides stable revenues and low sensitivity to general economic conditions. We provide a wide variety of packages and range of prices.

Our major cost components are direct costs and operating expenses. Direct costs consist of television programming cost. These costs vary in relation with the number of customers and price fluctuations from suppliers. Major components of operating expenses are salaries and benefits, subcontractors’ costs, advertising and regulatory contributions.

As calculated in our interim consolidated financial statements included in this report, operating income for us means earnings before depreciation and amortization, financial expenses, other items (consisting primarily of restructuring charges), income taxes, and non-controlling interest in a subsidiary. Operating income is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. We use operating income because management believes that it is a meaningful measure of performance commonly used in the cable industry and by the investment community to analyse and compare companies. It also facilitates year-over-year comparison of results, since operating income excludes, among other things, unusual items that are not readily comparable from year to year. Our definition of operating income may not be identical to similarly titled measures reported by other companies. Operating income margin is operating income as a percentage of operating revenues.

Significant changes

On January 16, 2004, we contracted a subordinated debt of $165.0 million from Vidéotron (1998) Ltée, an affiliated company. This subordinated debt bears interest at 10.75% per annum and matures on January 16, 2019. On the same day, we invested the whole proceeds of $165.0 million into 165,000 preferred shares, Series D of Vidéotron (1998) Ltée. These shares carry the right to receive an annual dividend of 11% payable in June and December of each year. These transactions were effected to improve the tax consolidation of Vidéotron Ltée and its subsidiaries.

Changes in accounting principles

During the fourth quarter of 2003, the Company revised its accounting of reconnecting costs. (see Note 1 of the financial statements). The Company changed its accounting principles to expense as they are incurred, the costs of reconnecting subscribers.

First Quarter ended March 31, 2004

Consolidated Statements of Income

Consolidated operating revenues for the first quarter ended March 31, 2004 were $39.6 million, compared to $39.0 million for the same period in 2003, an increase of $0.6 million, or 1.6%. This growth was primarily the result of sales of set-top boxes to digital cable subscribers for $1.0 million. Other increases in revenues result from a price increase we implemented in February 2003 for basic cable television customers, an increase in Internet revenues due to a higher number of high speed Internet customers and an increase in the Internet royalty rate paid by a related company. These increases were partially offset by a decline in the number of our basic cable customers by 4,892 or 1.2%.

Average revenue per subscriber per month (ARPU) increased to $31.61 for the first quarter ended March 31, 2004, from $30.71 for the same period in 2003, representing an increase of 2.9%. This increase is due to a price increase and customer conversions from analogue to digital, providing higher revenue per customer.

Directs costs increased $4.8 million, or 40.0%, to $16.8 million for the first quarter ended March 31, 2004 from $12.0 million for the same period in 2003. This increase is mainly attributable to the costs of equipment sold to customers.

Operating and administrative expenses decreased by $5.1 million, or 8.4%, to $10.0 million for first quarter ended March 31, 2004 from $15.1 million in 2003. The decline is due to the change in the percentage of operating and administrative expenses recharged by the parent company which is based on the number of customers per company and the change in the rate of expenses recharged to an affiliated company for the utilisation of the network which is based on the number of Internet customers.

Financial expenses for the first quarter 2004 were $5.8 million, as compared to $2.0 million for the same period in 2003, an increase of $3.8 million, or 190%. The increase is attributable to the $3.8 million of interest expense on the new debt of $165.0 million due to an affiliated company. On the other hand, dividend income from an affiliated company increased by $3.8 million, attributable to the $165.0 million investment in an affiliated company. The company’s Senior notes are denominated in US dollar. The variation of the exchange rate resulted in a loss of $1.1 million in the first quarter of 2004 compared to a gain of $8.3 million in the same period of 2003.

Net income was $5.0 million for the first quarter of 2004 compared to $12.5 million for the first quarter of 2003, a decrease of $7.5 million or 60.0%. The decrease in net income is due to a lower exchange gain on foreign currency long-term debt compared to the same quarter last year.

Liquidity and Capital Resources

Cash provided by operating activities during the first quarter ended March 31, 2004 was $73.7 million, as compared to $1.8 million for the same period in 2003, an increase of $71.9 million. Cash flows from operations before changes in non-cash operating items, amounted to $10.8 million for the first quarter ended in 2004 compared to $9.8 million for the same period in 2003. This $1.0 million increase is mainly due to reductions in operating and administrative expenses, offset by losses on subscribers’ equipment sales. Changes in non-cash operating items provided $62.9 million in the first quarter ended March 31, 2004, as compared to $8.0 million used for the same period in 2003, an increase of $70.9 million. The variation in non-cash operating items was mainly due to the repayment of amounts receivable from the parent company in consideration of the redemption of $70.0 million in capital shares.

The total cash flows used by investing activities for the first quarter of 2004 were $169.3 million as compared to $2.5 million for the same period last year, an increase of $166.8 million, mainly due to the acquisition of preferred shares, Series D, of Vidéotron (1998) Ltée., an affiliated company for an amount of $165.0 million. During the first quarter of 2004 we invested $4.2 million in capital expenditures compared to $2.5 million during the same period in 2003. The Company continued to focus on success driven capital spending and maintaining the network in very good condition.

Cash flows generated from financing activities were $95.0 million in the first quarter of 2004. On January 16, 2004, we borrowed $165.0 million in the form of a due to an affiliated company, Vidéotron (1998) Ltée, and used the whole proceeds of this loan to acquire the preferred shares of Vidéotron (1998) Ltée. The Company also reduced its issued and paid-up capital on common shares for a total amount of $70.0 million.

As at March 31, 2004, the Company’s indebtedness position amounted to $0.4 million compared to $0.6 million at the end of the same period in 2003.

Management believes that cash flows from operations and available sources of financing should be sufficient to cover cash requirements for capital investment, interest payments and mandatory debt repayment.

Risks and Uncertainties

In the normal course of business, we are exposed to market risks. In addition to market risks associated with fluctuations in interest rates and exchange rates of the U.S. dollar to the Canadian dollar, we are also exposed to credit risks. Concentration of credit risk with respect to trade receivables is limited due to our large customer base and low receivable amounts from individual customers. As of March 31, 2004, we had no significant concentration of credit risk.

Competition is very intense in television services distribution. Our principal competitors include off-air television and providers of other entertainment, direct broadcast satellite, private cable, other cable distribution and wireless distribution. Competition is also intense in high-speed Internet access from digital subscriber line (DSL) technology.

The cable and Internet access industries are experiencing rapid and significant technological changes, which may result in alternative means of transmission and which could have a materially adverse effect on our business, financial condition or results of operations. We may not be able to successfully compete with existing or newly developed alternative technologies or may be required to acquire, develop or integrate new technologies ourselves.

Regulation

We are subject to extensive government regulations mainly through the Broadcasting Act (Canada) and the Telecommunications Act (Canada), both of which are administered by the Canadian Radio-television and Telecommunications Commission. Changes to the regulations and policies governing broadcast satellite services, the introduction of new regulations or policies or terms of license could have a material effect on our business, financial condition or results of operations.

Yvan Gingras
Executive Vice-President, Finance and Operations
Vidéotron Ltée
May 13, 2004

CF CABLE TV INC. Interim Consolidated Statements of Operations For the three-month periods ended March 31, 2003 and 2004 (in thousands of dollars)

	2003	2004

	(Restated)

Operating revenues	$38,997	$39,616

Direct costs	11,999	16,760

	26,998	22,856

Operating and administrative expenses	15,091	9,957

Operating income before the undernoted	11,907	12,899

Depreciation and amortization (note 3)	3,485	3,853

Financial expenses (note 4)	1,998	5,754

Loss (gain) on foreign currency long-term debt	(8,301)	1,119

Dividend income from an affiliated company	—	(3,769)

Income before income taxes, share in the results of
a company subject to significant influence and non-
controlling interest in a subsidiary	14,725	5,942

Income taxes:
Current	167	167
Future	2,111	806

	2,278	973

	12,447	4,969

Share in the results of a company subject to
significant influence	36	38

Non-controlling interest in a subsidiary	—	(1)

Net income	$12,483	$5,006

See accompanying notes to interim consolidated financial statements. -7-

CF CABLE TV INC. Interim Consolidated Statements of Retained Earnings (Deficit) For the three-month periods ended March 31, 2003 and 2004 (in thousands of dollars)

	2003		2004

	(Restate	d)

Balance at beginning of period:
As previously reported	$(35,639)		$6,235
Changes in accounting principles (note 1)	5,637		—

As restated	(30,002)		6,235

Net income	12,483		5,006

Balance at end of period	$(17,519)		$11,241

See accompanying notes to interim consolidated financial statements. -8-

CF CABLE TV INC. Interim Consolidated Balance Sheets As at December 31, 2003 and March 31, 2004 (in thousands of dollars)

	December 31,	March 31,
	2003	2004

	(Restated)

Assets

Current assets:
Cash	$155	$176
Amounts receivable from parent company	75,266	—
Amounts receivable from affiliated companies	2,762	6,773
Advances to parent company	733	733
Prepaid expenses and other current assets	633	1,040

	79,549	8,722

Futures income taxes	1,295	1,295
Fixed assets (note 5)	195,582	196,004
Goodwill	167,892	167,892
Deferred charges (note 6)	4,412	4,317
Investments	976	1,014
Investments in an affiliated company	—	165,000

	$449,706	$544,244

Liabilities and Shareholder’s Equity

Current liabilities:
Issued and outstanding cheques	$51	$620
Accounts payable and accrued liabilities (note 7)	29,786	17,579
Amounts payable to parent company	—	4,376
Amounts payable to affiliated companies	317	322
Deferred revenue and prepaid services	19,410	19,270
Income tax payable	45	59

	49,609	42,226

Future income taxes	34,760	35,566
Long-term debt (note 8)	98,015	99,134
Due to parent company (note 9 (a))	25,969	25,969
Due to an affiliated company (note 9 (b))	—	165,000
Non-controlling interest in a subsidiary	10	—

	208,363	367,895

Shareholder’s equity:
Share capital (note 10)	235,000	165,000
Contributed surplus	108	108
Retained earnings	6,235	11,241

	241,343	176,349

	$449,706	$544,244

Contingencies (note 11) See accompanying notes to interim consolidated financial statements. -9-

CF CABLE TV INC. Interim Consolidated Statements of Cash Flows For the three-month periods ended March 31, 2003 and 2004 (in thousands of dollars)

	2003	2004

	(Restated)

Cash flows from operating activities:
Net income	$12,483	$5,006
Adjustments for the following items:
Depreciation and amortization	3,552	3,920
Future income taxes	2,111	806
Share in the results of a company subject to
significant influence	(36)	(38)
Loss (gain) on foreign currency long-term debt	(8,301)	1,119
Non-controlling interest in a subsidiary	—	1

Cash flows from operations	9,809	10,814

Net change in non-cash operating items:
Income taxes	(520)	14
Net amount receivable and payable from/to affiliated
companies	(3,017)	75,636
Prepaid expenses and other current assets	(134)	(407)
Accounts payable and accrued liabilities	(3,964)	(12,207)
Deferred revenue and prepaid services	(341)	(140)

	(7,976)	62,896

Cash flows from operating activities	1,833	73,710

Cash flows from investing activities:
Acquisition of fixed assets	(2,466)	(4,247)
Acquisition of non-controlling interest	—	(11)
Investment in an affiliated company	—	(165,000)

Cash flows used in investing activities	(2,466)	(169,258)

Cash flows from financing activities:
Repayment of long-term debt	(7)	—
Due to an affiliated company	—	165,000)
Redemption of capital shares	—	(70,000)

Cash flows from (used in) financing activities	(7)	95,000

Net change in cash and cash equivalents	(640)	(548)
Cash and cash equivalents at beginning of period	60	104

Cash and cash equivalents at end of period	$(580)	$(444)

Cash and cash equivalents are comprised of:
Cash	$67	$176
Issued and outstanding cheques	(647)	(620)

	$(580)	$(444)

See accompanying notes to interim consolidated financial statements. -10-

CF CABLE TV INC. Notes to Interim Consolidated financial statements (unaudited) As at March 31, 2004

1.	Basis of presentation and accounting changes:

The Company is a distributor of pay-television services in the Province of Québec providing cable television and Internet access services.

The accompanying unaudited Consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited annual Consolidated financial statements. These unaudited interim Consolidated financial statements do not include all information and note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the December 31, 2003 audited Consolidated financial statements and the notes below:

Changes in accounting policies:

Reconnection costs:

During the fourth quarter of 2003, the Company revised its accounting for the accounting of the reconnecting costs. Up to the end of the third quarter of 2003, the costs of reconnecting subscribers, which included material, direct labour, and certain overhead charges were capitalised to the fixed assets and depreciated over a three-year or four-year period on a straight-line basis.

The Company changed its accounting policies to expense, as they are incurred, the costs of reconnecting subscribers. These changes have been applied retroactively and have had the following effects for the three-month period ended March 31, 2003:

•	The operating costs increased by $343,000;

•	The depreciation expense decreased by $279,000;

•	The income tax expense increased by $36,000; and

•	The net income decreased by $100,000.

As at March 31, 2003, fixed assets decreased by $2.8 million, future income tax assets increased by $0.9 million and the deficit as at January 1, 2003 increased by $1.8 million.

2.	Business reorganisation:

In March 2004, Vidéotron (Régional) Ltée, a subsidiary of the company, redeemed from its non-controlling shareholder 1,000 of Class “D” Preferred Shares and 100 of Class “C” Common Shares for a total consideration of $11,000 including cumulative unpaid dividends of $1,000.

-11-

CF CABLE TV INC. Notes to Interim Consolidated financial statements (continued) (unaudited) As at March 31, 2004

3.	Depreciation and amortization:

	March 31,	March 31,
	2003	2004

	(in thousands of dollars)
Fixed assets	$3,458	$3,825
Deferred charges	27	28

	$3,485	$3,853

4.	Financial expenses:

	March 31,	March 31,
	2003	2004

	(in thousands of dollars)
Third parties

Interest on long-term debt	$2,515	$2,273
Amortisation of deferred financing costs	67	67
Gain on foreign currency short-term monetary items	(24)	(46)
Other interests and penalty charges	(2)	16

	2,556	2,310

Parent company:
Interest income	(558)	(239)

Affiliated companies:
Interest expense	—	3,683

	$1,998	$5,754

5.	Fixed assets:

December 31, 2003

		Accumulated	Net book
	Cost	depreciation	value

	(in thousands of dollars)

Receiving and distribution networks	$342,934	$152,632	$190,302
Furniture and equipment	19,355	17,539	1,816
Buildings	4,767	2,040	2,727
Land	737	—	737

	$367,793	$172,211	$195,582

-12-

CF CABLE TV INC. Notes to Interim Consolidated financial statements (continued) (unaudited) As at March 31, 2004

5.	Fixed assets (continued):

			March 31, 2004

		Accumulated	Net book
	Cost	depreciation	value

		(in thousands of dollars)

Receiving and distribution networks	$347,181	$156,311	$190,870
Furniture and equipment	19,355	17,651	1,704
Buildings	4,767	2,074	2,693
Land	737	—	737

	$372,040	$176,036	$196,004

6.	Deferred charges:

	December 31,	March 31,
	2003	2004

	(in thousands of dollars)

Long-term financing fees	$905	$839
Development and pre-operating costs	73	44
Employee future benefit costs	3,434	3,434

	$4,412	$4,317

7.	Accounts payable and accrued liabilities:

	December 31,	March 31	,
	2003	2004

	(in thousands of dollars)

Trade accounts payable	$4,557	$3,692
Royalties and service providers’ dues	18,493	9,433
Employees’ salaries and dues	1,269	1,242
Provincial and federal sales tax	1,368	1,327
Interest due	4,099	1,885

	$29,786	$17,579

-13-

CF CABLE TV INC. Notes to Interim Consolidated financial statements (continued) (unaudited) As at March 31, 2004

8.	Long-term debt:

	December 31,	March 31,
	2003	2004

	(in thousands of dollars)

Senior Secured First Priority Notes at 9.125 % interest rate	$98,015	$99,134

Senior Secured First Priority Notes:

Senior Secured First Priority Notes having a par value of US$75.6 million (2003 —US$75.6 million), bear interest at the rate of 9.125%, and mature in 2007. The Notes are redeemable at the option of the Company on or after July 15, 2005 at 100% of the principal amount. These Notes are secured by first-ranking hypothecs on substantially all of the assets of CF Cable TV Inc. and certain of its subsidiaries. In addition, CF Cable TV Inc. and its subsidiaries have provided, to the extent permitted under the Notes Trust Indenture, guarantees in favour of the lenders under its parent credit agreement. In the case of realisation on the assets of CF Cable TV Inc. and certain of its subsidiaries, the proceeds thereof would be firstly used to repay, on a pro rata basis, and as described in an inter-creditor agreement entered into on September 29, 2001, between, among others, the agent under the parent’s credit agreement and the trustee under the Notes Trust Indenture, the Senior Secured First Priority Notes and the first priority guarantees provided to the lenders under the parent’s credit agreement.

9.	Due to parent or affiliated companies:

	December 31	,	March 31	,
	2003		2004

	(in thousands of dollars)

Inter-company Deeply Subordinated Debt, bank prime rate
plus 2% and repayable after the total repayment of
the Senior Secured First Priority Notes (a)	$25,969		$25,969

Deeply Subordinated Debt (b)	—		165,000

	$25,969		$190,969

a)	Deeply Subordinated Debt:

The repayment of capital and interest on the inter-company Deeply Subordinated Debt is subordinated to the repayment of the Senior Secured First Priority Notes maturing in 2007. The parent company waives annually the interests on this debt.

-14-

CF CABLE TV INC. Notes to Interim Consolidated financial statements (continued) (unaudited) As at March 31, 2004

9.	Due to parent or affiliated companies (continued):

b)	Deeply Subordinated Debt:

On January 16, 2004, the Company borrowed $165.0 million from Vidéotron (1998) Ltée, an affiliated company. This loan bears interest at 10.75% and matures on January 16, 2019. The repayment of capital and interest on the inter-company Deeply Subordinated Debt is subordinated to the repayment of the Senior Secured First Priority Notes maturing in 2007. On the same date, the Company, invested the whole proceeds from this loan into 165,000 Preferred Shares Class “D” of Vidéotron (1998) Ltée carrying a fixed annual cumulative preferred dividend of 11%.

10.	Share capital:

Authorised :

100,000,000 preferred shares, without par value, ranking prior to the common shares with regard to payment of dividends and repayment of capital, without voting rights, carrying a fixed annual cumulative preferred dividend at a rate equal to the prime rate of the lead banker of the Company plus 2.25% and redeemable.

100,000,000 common shares, without par value, with voting rights and participating

	December 31	,	March 31,
	2003		2004

(in thousands of dollars)

Issued and paid:
5,000,230 common shares	$235,000		$165,000

On January 16, 2004, the Company reduced its issued and paid-up capital on common shares for a total amount of $70.0 million.

11.	Contingencies and guarantees:

a)	Contingencies:

In 1999, the purchaser of a business sold by the parent Company initiated an arbitration by which he claimed an amount of $8.6 million as a reduction of the purchase price of the business. It is not possible at this stage to determine the outcome of this claim.

In the normal course of business, the Company is a party to various claims and lawsuits. Even though the outcome of these various pending cases as at March 31, 2004, cannot be determined with certainty, the Company believes that their outcome will not have a material adverse impact on its financial position or operating results.

-15-

CF CABLE TV INC. Notes to Interim Consolidated financial statements (continued) (unaudited) As at March 31, 2004

11.	Contingencies and guarantees (continued):

b)	Guarantees:

The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease terms, is less than the residual value guaranteed, the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. As at March 31, 2004, the maximum exposure in respect of these guarantees is $0.2 million and no amount has been recorded in the financial statements.

-16-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CF CABLE TV INC. (Signed) Yvan Gingras —————————————— By: Yvan Gingras Executive Vice-President, Finance and Operations

Date: May 26, 2004